Exhibit 4.4

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
[…***…] INDICATES OMITTED MATERIAL THAT IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST FILED SEPARATELY WITH THE COMMISSION. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION

SUPPLY AGREEMENT

Dated as of May 5, 2016

by and between

DURATA THERAPEUTICS INTERNATIONAL B.V.

and

CORREVIO INTERNATIONAL SÁRL

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6.3	Audit Rights	11

ARTICLE VII TERM AND TERMINATION

7.1	Term	12
7.2	Effect of Expiration and Termination	12

ARTICLE VIII INDEMNIFICATION; INSURANCE

8.1	Indemnification by Licensee	12
8.2	Indemnification by Allergan	13
8.3	Indemnification Procedures	13
8.4	Apportionment	13
8.5	Limitation of Liability	13
8.6	Liability Cap	14

ARTICLE IX MISCELLANEOUS

9.1	Relationship of the Parties	14
9.2	Registration and Filing of this Agreement	14
9.3	Force Majeure	15
9.4	Choice of Law	15
9.5	Dispute Resolution	15
9.6	Remedies Cumulative	15
9.7	Assignment	15
9.8	Notices	16
9.9	Invalid Provisions	16
9.10	Headings	17
9.11	Interpretation	17
9.12	Waiver	17
9.13	Entire Agreement; Amendments	17
9.14	No License	17
9.15	Third Party Beneficiaries	17
9.16	Counterparts	17
9.17	Compliance with Law	18
9.18	Forms	18
9.19	Independent Contractors	18
9.20	Confidentiality	18

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SUPPLY AGREEMENT

This Supply Agreement (this "Agreement"), dated as of May 5, 2016 (the "Effective Date"), is made by and between Correvio International Sárl, a Swiss corporation with offices at Rue des Alpes 21, Case postale 1674, 1201 Geneva, Switzerland ("Licensee"), and Durata Therapeutics International B.V., a company registered in the Netherlands with offices at Spaces Zuidas II, Barbara Strozzilaan 101, 1083 HN Amsterdam, the Netherlands ("Allergan"). Each of Licensee and Allergan is referred to herein individually as a "Party" and collectively as the "Parties." Certain capitalized terms have the meanings provided in Article I below.

WHEREAS, Licensee and Allergan have entered into a License Agreement, effective as of the Effective Date (as amended from time to time, the "License Agreement"), under which Allergan grants Licensee an exclusive right to Commercialize the Product in the Field in the Territory; and

WHEREAS, in connection with the License Agreement, Licensee and Allergan desire to enter into this Agreement in order to set forth the terms and conditions under which Allergan shall Manufacture (or cause to be Manufactured), supply and sell to Licensee, and Licensee shall purchase from Allergan, the Product.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1          Definitions.

As used in this Agreement, the following terms will have the meanings given to them below. Any capitalized terms used in this Agreement which are not defined in this Section 1.1 shall have the meanings given to them pursuant to the License Agreement.

"Affiliate" shall mean, with respect to a Party, any Person that directly or indirectly controls, is controlled by, or is under common control with such Party. A Person shall be deemed to "control" another Person if (i) it owns, directly or indirectly, at least fifty percent (50%) of the issued and outstanding voting securities, capital stock, or other comparable equity or ownership interest of such other Person, or (ii) it has the de facto ability to control or direct the management of such other Person. If the Laws of the jurisdiction in which such Person operates prohibit ownership by a Person of fifty percent (50%) or more, "control" shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction, provided, however, that there is a de facto ability to direct or control its management.

"Agreed Tolerance" shall have the meaning set forth in Section 3.1(c).

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"Agreement" shall have the meaning set forth in the Preamble.

"Allergan" shall have the meaning set forth in the Preamble.

"Allergan Cost of Goods Sold" shall mean, with respect to any Unit, [...***...] calculated in accordance with generally accepted accounting principles in the United States. Standard costs shall represent out of pocket costs plus direct material, direct labor, and manufacturing overhead allocated to the Manufactured Product based on applicable usage of the Manufacturing facility for the production of the Product.

"Allergan Indemnitees" shall have the meaning set forth in Section 8.1.

"Auditor" shall have the meaning set forth in Section 6.3.

"Binding Period" shall have the meaning set forth in Section 3.1(b).

"Business Day" shall mean any day that is not a Saturday or a Sunday or a day on which banks are authorized or required to close in New York, New York.

"Calendar Year" shall mean each respective period of twelve (12) consecutive calendar months ending on December 31, provided, that the first Calendar Year shall be the period from the Effective Date through December 31, 2016.

"cGMP" shall mean the rules concerning current good manufacturing practices specified by the FDA regulations codified in the U.S. Code of Federal Regulations, the EU/PIC guidelines (and the corresponding national laws and regulations), or any other comparable regulatory criteria or guidelines as applicable, all as amended from time to time.

"Claim" or "Claims" shall mean any charge, allegation, notice, civil, criminal or administrative claim, demand, complaint, cause of action, proceeding or investigation.

"Commercialization" and "Commercialize" shall mean activities relating to the import, advertising, promotion and other marketing, pricing and reimbursement, detailing, distribution, shipping, handling, offering for sale and selling, and customer service and support in relation to the Product. For the avoidance of doubt, "Commercialization" does not include Manufacturing of the Product.

"Commercially Reasonable Efforts" shall mean that degree of skill, effort, expertise, and resources normally used by a global pharmaceutical company, with respect to fulfilling a particular development, regulatory, or marketing activity for a compound owned by it or to which it has rights, which is of similar market potential at a similar stage in its product life relative to the Compound and the Product, taking into account the competitiveness of the marketplace, the proprietary position of the Compound and the Product, the regulatory structure involved, the profitability of the applicable products, and other relevant factors including technical, legal, scientific or medical factors.

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"Compound" shall have the meaning set forth in the License Agreement.

"Damages" shall mean any and all any damages, losses, liabilities, costs and expenses (including court and arbitration costs and reasonable attorneys' fees), judicial or arbitration damage awards, and settlement payments.

"Delivery Location" shall have the meaning set forth in Section 4.1.

"Discretionary Change" shall have the meaning set forth in Section 5.5(b).

"Disputed Product" shall have the meaning set forth in Section 5.3.

"Effective Date" shall have the meaning set forth in the Preamble.

"Facility(ies)" shall mean the manufacturing facility(ies) used by Allergan, its Affiliates or Subcontractors to perform Manufacturing hereunder.

"Final Packaged Form" shall mean a Product, fully packaged and labeled for sale in the applicable country in the Territory, including all applicable package inserts and labeling, including outer package labeling, in compliance with the applicable Regulatory Approval.

"Firm Orders" shall have the meaning set forth in Section 3.1(b).

"Force Majeure" shall have the meaning set forth in Section 9.3.

"Forms" shall have the meaning set forth in Section 9.18.

"Governmental Authority" shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of (i) any government of any country, (ii) a federal, state, province, county, city or other political subdivision thereof or (iii) any supranational body.

"Indemnitee" shall have the meaning set forth in Section 8.3.

"Intellectual Property" shall have the meaning set forth in the License Agreement.

"Laws" shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act and the rules and regulations thereunder.

"License Agreement" shall have the meaning set forth in the Recitals.

"Licensee" shall have the meaning set forth in the Preamble.

"Licensee Indemnitees" shall have the meaning set forth in Section 8.2.

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"Manufacturing" or "Manufacture" shall mean, as applicable, all activities associated with the production, manufacture, processing, filling, finishing, packaging, labeling, and shipping, including process and formulation development, process validation, stability testing, manufacturing scale-up, pre-clinical, clinical and commercial manufacture and analytical development, product characterization, quality assurance and quality control development, testing and release.

"Non-Conformity" or "Non-Conforming" shall mean the failure of the Product to conform to the Specifications or the Packaging Information at the time of delivery to the Delivery Location in accordance with this Agreement.

"Packaging Information" shall have the meaning set forth in Section 2.3.

"Party" or "Parties" shall have the meaning set forth in the Preamble.

"Person" shall mean any natural person, corporation, general partnership, limited partnership, joint venture, proprietorship or other business organization.

"Pharmacovigilance Agreement" shall have the meaning set forth in Section 5.1(a).

"Planned Orders" shall have the meaning set forth in Section 3.1(d).

"Product" shall have the meaning set forth in the License Agreement.

"Product Forecast" shall have the meaning set forth in Section 3.1(a).

"Purchase Order" shall have the meaning set forth in Section 3.4.

"Purchase Price" shall have the meaning set forth in Section 6.1.

"Quality Agreement" shall have the meaning set forth in Section 5.1(b).

"Regulatory Approval" shall have the meaning set forth in the License Agreement.

"Regulatory Authority" shall mean any applicable Governmental Authority responsible for granting approvals for the development or Commercialization of the Product in the Territory.

"Rejected Product" shall have the meaning set forth in Section 5.2(a).

"Required Changes" shall have the meaning set forth in Section 5.5(a).

"Semi-Binding Forecast" shall have the meaning set forth in Section 3.1(c).

"Semi-Binding Period" shall have the meaning set forth in Section 3.1(c).

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"Shelf Life" shall mean the length of time that the Product remains stable without degrading to unacceptable levels, as set forth in the Regulatory Approval.

"SKU" shall have the meaning set forth in Section 3.5.

"Specifications" shall mean all applicable specifications for the Product.

"Subcontractor" shall mean any Third Party contracted by Allergan or its Affiliates to perform any of its Manufacturing obligations pursuant to this Agreement.

"Sublicensees" shall have the meaning set forth in the License Agreement.

"Term" shall have the meaning set forth in the License Agreement.

"Territory" shall have the meaning set forth in the License Agreement.

"Third Party" shall mean a Person who is not a Party or an Affiliate of a Party.

"Third Party Claims" shall have the meaning set forth in the License Agreement.

"Trademark" shall mean any word, name, symbol, color, designation or devise or any combination thereof, including ay trademark, trade dress, brand mark, service mark, trade name, brand name, logo or business symbol, whether or not registered.

"Unit" shall mean a unit of Product in Final Packaged Form supplied by Allergan to Licensee in accordance with the terms of this Agreement.

"U.S." shall mean the United States of America, its territories and possessions.

ARTICLE II

MANUFACTURE AND SUPPLY OF PRODUCT

2.1          Engagement.

(a)          Subject to the terms and conditions set forth herein, Licensee hereby agrees to purchase, and Allergan hereby agrees to Manufacture or have Manufactured, supply and sell to Licensee, during the Term, for sale solely in the Field and solely in the Territory, the Product ordered by Licensee pursuant to the terms of this Agreement. Allergan may delegate all or any portion of its obligations hereunder to any Affiliate or Subcontractor; provided, that Allergan shall remain fully liable pursuant to this Agreement despite any such delegation.

(b)          Licensee shall be obligated to purchase all requirements of it, its Affiliates and permitted Sublicensees for the Product from Allergan under this Agreement.

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(c)          Notwithstanding anything herein or in the License Agreement to the contrary, the Parties agree that Allergan may Manufacture or have Manufactured the Product anywhere in the world for Commercialization outside the Territory.

2.2          Representations and Warranties.

(a)          Representations and Warranties of Allergan. Allergan warrants that the Product supplied by Allergan to Licensee hereunder and the Manufacturing of the Product by Allergan, its Affiliates and/or Subcontractors, as applicable, shall comply with the Specifications, cGMP and applicable Laws.

(b)          No Implied Representations or Warranties. OTHER THAN AS EXPRESSLY SET FORTH IN THIS SECTION 2.2 AND SECTIONS 9.1, 9.2 AND 9.3 OF THE LICENSE AGREEMENT, NEITHER PARTY MAKES OR GIVES ANY REPRESENTATIONS OR WARRANTIES UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY WHATSOEVER, AND EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, OR STATUTORY, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE.

2.3          Packaging. With respect to each country in the Territory, Allergan (or Licensee if Licensee is the holder of the Regulatory Approval in such country in accordance with the License Agreement) shall be responsible for the design and delivery of the artwork, logo, Trademarks, package inserts, package leaflets, external packaging and other information (collectively, the "Packaging Information") for the Product in Final Packaged Form and will provide all necessary labeling for sale of the Product in such country in accordance with applicable Regulatory Approvals. The Packaging Information shall comply in all respects with all applicable Laws.

2.4          Limitations. Notwithstanding any other provision of this Agreement, all Product supplied by Allergan to Licensee hereunder is solely and exclusively for sale in accordance with applicable Laws in the Field in the Territory in accordance with the License Agreement and may not be sold, directly or indirectly, outside the Territory or used for any other purpose.

ARTICLE III

ORDER QUANTITIES, FORECASTING AND ORDERING

3.1          Monthly Forecast.

(a)          Product Forecast. Beginning on the Effective Date and thereafter on or before [...***...] of each calendar month, Licensee shall submit to Allergan a [...***...] rolling forecast that sets forth the total quantity of Products that Licensee either has ordered or expects to order from Allergan within the next [...***...] month period ("Product Forecast"). For the avoidance of doubt, the Product Forecast shall not include the calendar month during which the Product Forecast is provided.

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(b)          Firm Orders. The forecast for the [...***...] calendar months (the "Binding Period") in each Product Forecast shall include the requested delivery dates during the Binding Period and shall be treated as firm orders binding upon the Parties ("Firm Orders").

(c)          Semi-Binding Forecasts. The forecast for the [...***...] calendar months (the "Semi-Binding Period") in each Product Forecast shall include the requested delivery dates during the Semi-Binding Period ("Semi-Binding Forecast"). Licensee may revise the quantity stated in and the timing of a Semi-Binding Forecast in subsequent Product Forecasts, provided, that such revision to a Semi-Binding Forecast for a given calendar month (whether increase or reduction) may not in any circumstances exceed [...***...] ("Agreed Tolerance") from the quantity first specified in a Semi-Binding Forecast for such calendar month.

(d)          Non-Binding Forecasts. The forecast for the [...***...] in each Product Forecast are non-binding orders ("Planned Orders"), but orders which Licensee reasonably believes are likely over time to become Firm Orders.

3.2          Information for Long-Term Planning. By [...***...] in each Calendar Year, Licensee shall submit to Allergan a non-binding estimate of its requirements for the Product on a country-by-country regional basis for the following regions: Europe (including Switzerland), Canada and the Middle East. Such estimate shall cover the following [...***...] Calendar Years (including the Calendar Year in which such estimate is submitted) or the remaining portion of this Agreement, whichever is shorter. This information is for informational and planning purposes only and will not amend any Product Forecast or Purchase Order then in effect.

3.3          Amending Forecasts.

(a)          Non-Binding Forecasts. Planned Orders are to be considered to be estimated forecasts for planning purposes only and shall not be construed as a firm commitment by Allergan to Licensee. Planned Orders may be reasonably increased or reduced by Licensee from time to time.

(b)          Semi-Binding Forecasts. Quantities forecast in a Semi-Binding Forecast may not be (i) reduced or increased by more than the Agreed Tolerance or (ii) accelerated or delayed without the written consent of Allergan.

(c)          Firm Orders. A Firm Order cannot be reduced, accelerated, delayed, or increased by Licensee without the written consent of Allergan.

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3.4          Purchase Orders. Licensee shall, together with each Product Forecast, deliver to Allergan a written purchase order ("Purchase Order") in respect of each Firm Order for which Licensee has not previously submitted a Purchase Order. Licensee will accompany such Product Forecast with a new Purchase Order for each new Firm Order that was previously included in a Semi-Binding Forecast. Each Purchase Order shall specify the quantities of the Product ordered and the delivery date consistent with the applicable Firm Order.

3.5          Order Size. Each Purchase Order shall specify a minimum order quantity of [...***...] vials of Product and a minimum of [...***...] vials per SKU with an average for each Purchase Order of [...***...] vials per SKU or greater. For purposes of this Section 3.5, "SKU" shall mean Product intended for sale in one country or a group of countries in which the Product may be sold using the same Packaging Information. Allergan has the right not to fulfill any Purchase Order which does not conform to the requirements of this Section 3.5. Delivery by Allergan of the requested quantity ordered by Licensee within a deviation of plus or minus [...***...] shall constitute full satisfaction of the applicable order.

3.6          Allergan's Fulfillment of Purchase Orders. Allergan shall use Commercially Reasonable Efforts to satisfy Licensee's Purchase Orders in accordance with their terms.

3.7          Minimum Shelf Life. The Product supplied by Allergan to Licensee hereunder shall, as of the time that the Product is delivered to Licensee, have a minimum Shelf Life of [...***...].

ARTICLE IV

DELIVERY; INVOICES

4.1          Delivery. All deliveries of the Product shall be in Final Packaged Form and shall be made by Allergan [...***...] (INCOTERMS 2010) the Facilities (the "Delivery Location"). Title and risk of loss will shift to Licensee upon delivery to the common carrier at the Facilities for shipment to Licensee's warehouse located at [...***...], or such other locations as may be designated by Licensee to Allergan from time to time at least [...***...] prior to the requested delivery date. Licensee will then be responsible for coordinating and executing all logistics and documentation for Product shipping.

4.2          Certificates. Allergan shall provide to Licensee, in preparation for each delivery of the Products, a "Certificate of Analysis" and a "Certificate of Conformance" as specified in the Quality Agreement for each batch of Products delivered.

4.3          Certificate of Origin. Allergan shall, for customs purposes, upon delivery of the Products, provide Licensee with a valid declaration of origin, in a form reasonably acceptable to Licensee, in respect of all Products supplied to Licensee under this Agreement, together with such other supporting documents relating to the origin of such Products as Licensee may reasonably require.

4.4          Method of Invoicing. All orders under this Agreement shall be invoiced at the time of shipment.

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ARTICLE V

QUALITY ASSURANCE, PHARMACOVIGILANCE AND CHANGE MANAGEMENT

5.1          Pharmacovigilance Agreement; Quality Agreement.

(a)          Within [...***...] after the Effective Date, the Parties shall in good faith negotiate and execute a mutually acceptable Pharmacovigilance Agreement ("Pharmacovigilance Agreement") addressing drug safety and adverse event reporting and compliance.

(b)          Within [...***...] after the Effective Date, the Parties shall in good faith negotiate and execute a mutually acceptable Quality Agreement ("Quality Agreement"), which addresses the management of the quality elements related to the Product.

(c)          Except with respect to quality-related matters for which the Quality Agreement shall prevail, in the event of any conflict between the terms of this Agreement and the Quality Agreement or the Pharmacovigilance Agreement, this Agreement shall prevail.

5.2          Rejected Product. Licensee shall use Commercially Reasonable Efforts to visually inspect each shipment of Product delivered to it hereunder for visible damage.

(a)          Licensee shall promptly notify Allergan in writing within [...***...] after receipt of any Non-Conforming Product (the "Rejected Product").

(b)          If no notification is made as stated in clause (a) above, Licensee will be deemed to have accepted any delivered Product.

(c)          At Allergan's direction, Licensee shall destroy the Non-Conforming Product and deliver to Allergan a certified destruction report of the Rejected Product or return the Non-Conforming Product to Allergan in accordance with applicable Laws.

5.3          Disputed Product. If Allergan disputes a rejection of Product by Licensee (the "Disputed Product"), it shall provide notice of such dispute to Licensee no later than [...***...] after receipt of notice of rejection from Licensee in accordance with Section 5.2. In such event, an independent laboratory which is acceptable to both Parties will be engaged to test the Disputed Product. If such laboratory determines that the Disputed Product does not contain any Non-Conformity, Licensee will pay the fees of such laboratory related to such testing and validation of testing and will promptly pay for the Disputed Product, and such Disputed Product shall constitute Product supplied to Licensee pursuant to this Agreement. If such laboratory finds that the Disputed Product is Non-Conforming, Allergan will pay the fees of such laboratory related to such testing and validation of testing. Both Parties agree to accept and be bound by the findings of such independent laboratory.

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5.4          Remedies for Non-Conforming Product. Allergan shall, at Licensee's election and as its sole remedy, either (x) replace any Rejected Product or any Disputed Product that has been found to be Non-Conforming in accordance with Section 5.3 as soon as reasonably practicable, at no cost to Licensee, and Allergan shall notify Licensee of the expected date of delivery of such replacement Product, or (y) refund to Licensee the price paid for such Rejected Product or Disputed Product that has been found to be Non-Conforming in accordance with Section 5.3, plus any applicable delivery charge.

5.5          Change Management.

(a)          For changes to the Product that are required by applicable Laws including any requirement of a Regulatory Authority, or for safety considerations exclusively applicable to the Manufacture of the Product ("Required Changes"), the Parties shall cooperate in making such Required Changes promptly. If the Required Change is required only for the Territory, the reasonable and documented costs (including such costs incurred by any Subcontractors) of implementing such Required Change shall be borne by Licensee; otherwise, Licensee shall pay its pro rata portion, based on the prior year sales of the Product in the Territory relative to global sales of the Product, as a result of a Required Change and Allergan shall pay the balance.

(b)          If Allergan wishes to make a change with respect to the Product that is not a Required Change (a "Discretionary Change"), including a change related to a Facility where the Product is currently Manufactured, Allergan shall provide notice of such change as early as possible and the Parties shall discuss such Discretionary Change and Allergan shall be entitled to make such Discretionary Change and shall bear all costs of its implementation; provided, that such costs shall constitute Allergan Cost of Goods Sold.

(c)          If Licensee wishes Allergan to make a Discretionary Change with respect to the Product, the Parties shall discuss such Discretionary Change and, subject to Allergan's prior written consent (not to be unreasonably withheld, delayed or conditioned), Allergan shall implement such Discretionary Change. Licensee shall bear all costs incurred by Allergan or its Affiliates or Subcontractors in connection with the implementation of such Discretionary Change. Payment for such costs shall be made by Licensee within [...***...] of receipt of an invoice therefor, together with reasonably detailed supporting documentation.

5.6          Product Recalls. Either Party shall have the discretion to make a decision for recalling, or issuing an advisory letter or other safety-related communication with respect to, the Product in the Territory, and shall notify the other Party in a timely manner in connection with any such action; provided, however, that in all cases Licensee shall be responsible for carrying out such recall or other action. Any costs associated with such action shall be the responsibility of (i) Allergan, in the event such action is the direct result of a Non-Conformity, is required by a Regulatory Authority or is a discretionary recall as determined by Allergan, and (ii) Licensee, in all other cases. Each Party agrees to provide reasonable assistance to the other Party in the event of any recall or issuance of any advisory letter. If Licensee becomes aware of any information that reasonably suggests that the Product may have caused or contributed to a death or serious injury, or that the Product has malfunctioned and would be likely to cause or contribute to a death or serious injury if the malfunction were to recur, Licensee agrees to have in place the necessary procedures and personnel training for Licensee (a) to furnish such information to Allergan within twenty-four (24) hours of Licensee's receipt of the same and (b) to make and retain records of such information. Licensee agrees to use its best efforts to investigate the information as requested by Allergan and furnish to Allergan such information in writing. In order to address such an event, Licensee shall maintain a current list of all customers who have ordered the Product and in what amounts, which list shall include lot numbers and any other information reasonably necessary to track each unit of Product sold by Licensee to a customer in the Territory.

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ARTICLE VI

PRICE, PAYMENTS AND REPORTING

6.1          Price; Payments.

(a)          The price per Unit purchased and supplied pursuant to this Agreement shall be equal to [...***...] as set forth in the applicable invoice (the "Purchase Price").

(b)          Payments due by Licensee to Allergan pursuant to this Agreement shall be due and payable within [...***...] after receipt of the relevant invoice by Licensee.

(c)          All sums due under this Agreement shall be payable in [...***...] by bank wire transfer in immediately available funds to such bank account as Allergan shall designate. Licensee shall be liable to pay interest to Allergan on all overdue amounts from the due date until the date the overdue outstanding amount is paid at the [...***...] for the [...***...] plus [...***...], but in no event higher than the highest rate permissible under applicable Law.

6.2          Distribution Costs; Transfer and Other Taxes and Fees. Licensee shall be responsible for payment of (i) all shipping, freight, distribution and similar costs or expenses incurred following delivery of the Product at the Delivery Location and (ii) any import, export or other fees or taxes incurred by Allergan in connection with the supply of Product to Licensee hereunder.

6.3          Audit Rights. Each Party shall have the right to appoint a nationally recognized independent Third Party accounting firm (the "Auditor") to audit the books and records of the other Party and its Affiliates to verify the accuracy of the reports, statements, books of accounts and payments made hereunder, as applicable. Such audit shall be conducted upon at least [...***...] advance written notice, during normal business hours, and shall commence on a date reasonably acceptable to both Parties. The Auditor may not reveal information learned in the course of such audit other than the amount of discrepancies in payments subject to audit under this Agreement. The Auditor will prepare and provide to each Party a written report stating whether the reports submitted and amounts paid are correct or incorrect and the amounts of any discrepancies, as well as any findings of noncompliance. Such audit shall not be more frequent than [...***...] per Calendar Year. The Auditor shall be required to sign a confidentiality agreement for the benefit of, and in a form reasonably acceptable to, Licensee and Allergan. Any overpayment or underpayment revealed by an audit shall be paid by the applicable Party to the other Party within [...***...] of it being disclosed. If an audit demonstrates a discrepancy of more than [...***...] of the payment due during the audited period, the audited Party shall be liable for the reasonable cost of the audit that discovered such discrepancy. Otherwise, the auditing Party shall bear the costs of such audits.

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ARTICLE VII

TERM AND TERMINATION

7.1          Term. The term of this Agreement shall be co-terminous with the term of the License Agreement and this Agreement shall automatically extend, expire or terminate, as applicable, concurrently with the extension, expiration or termination of the License Agreement.

7.2          Effect of Expiration and Termination.

(a)          Upon termination of this Agreement, Allergan will be entitled, at its option, to fill (or partially fill) or cancel any Purchase Orders that were submitted by Licensee or its Affiliates prior to such termination. If Allergan elects to fill (or partially fill) any such Purchase Orders, Allergan shall use Commercially Reasonable Efforts to fill (or partially fill) any such Purchase Orders. If Allergan elects not to fill (or partially fill) any such Purchase Orders, Licensee shall reimburse Allergan for the costs (including raw material costs) incurred in connection with Purchase Orders that Allergan had started to Manufacture prior to the expiration or termination of this Agreement and that are canceled by Allergan pursuant to this Section 7.2(a).

(b)          The termination or expiration of this Agreement for any reason will not release either Party from the obligation to pay any sum that may be owing to the other Party (whether then or thereafter due) or operate to discharge any liability or obligation that had been incurred by either Party prior to any such termination.

(c)          The following Articles and Sections of this Agreement shall survive any expiration or termination of this Agreement for any reason: Section 1.1 (to the extent necessary to give effect to the Articles and Sections enumerated in this Section 7.2(c)), Sections 5.2, 5.3 and 5.4 (to the extent necessary to finally resolve issues with respect to any Rejected Product or Disputed Product), this Section 7.2 and Articles VIII and IX.

ARTICLE VIII

INDEMNIFICATION

8.1          Indemnification by Licensee. Licensee shall indemnify, hold harmless, and defend Allergan, its Affiliates, and their respective directors, officers, employees and agents ("Allergan Indemnitees") from and against Damages brought or Claimed by or on behalf of any Third Party (other than a Allergan Indemnitee) to the extent arising out of or resulting from, directly or indirectly, (a) any breach of this Agreement by Licensee Indemnitees; (b) the negligence or willful misconduct by or of Licensee Indemnitees; and (c) any failure of Licensee Indemnitees to comply with any applicable Laws in connection with performing its obligations under this Agreement, except, in each case of clauses (a), (b), or (c) above, to the extent that any such Damages arise from any activity set forth in Sections 8.2(a), 8.2(b), or 8.2(c) for which Allergan is obligated to indemnify Licensee Indemnitees.

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8.2          Indemnification by Allergan. Allergan shall indemnify, hold harmless, and defend Licensee, its Affiliates, and their respective directors, officers, employees and agents ("Licensee Indemnitees") from and against Damages brought or Claimed by or on behalf of any Third Party (other than a Licensee Indemnitee) to the extent arising out of or resulting from, directly or indirectly, (a) any breach of this Agreement by Allergan Indemnitees; (b) the negligence or willful misconduct by or of Allergan Indemnitees; (c) any failure of Allergan Indemnitees to comply with any applicable Laws in connection with performing its obligations under this Agreement, except, in each case of clauses (a), (b), or (c) above, to the extent that any such Damages arise from any activity set forth in Sections 8.1(a), 8.1(b), or 8.1(c) or for which Licensee is obligated to indemnify Allergan Indemnitees.

8.3          Indemnification Procedures. In the event of any such Claim against any Licensee Indemnitee or Allergan Indemnitee (individually, an "Indemnitee"), the indemnified party shall promptly notify the other party in writing of the Claim for which indemnification is sought under this Article VIII; provided, that, failure to promptly notify the indemnifying party shall relieve the indemnifying party of any obligation to the indemnified party under this Section 8.3 solely to the extent prejudicial to the indemnifying party's ability to defend such action. The indemnifying party shall, at its sole expense, defend and control such Claim with counsel of its own choosing; provided, however, that the indemnified party may participate in the defense of such Claim with its own counsel and at its own expense. The indemnified party shall, and shall cause its Indemnitees to, fully cooperate with the indemnifying party in the investigation or defense of any Damages or Third Party Claim covered by this Article VIII. The Indemnitees shall not settle such Claim without the indemnifying party's prior written consent. The indemnifying party shall not settle such Claim without the prior written consent of the Indemnitees against which such Claim was brought, which consent shall not be unreasonably withheld, conditioned or delayed.

8.4          Apportionment. In the event a Claim is based partially on an indemnified Claim described in Section 8.1 or Section 8.2 above and partially on a non-indemnified Claim, or is based partially on a Claim indemnified by one Party and partially on a claim indemnified by the other Party pursuant to Section 8.1 or Section 8.2 above, any payments and reasonable attorney fees incurred in connection with such claims are to be apportioned between the Parties in accordance with the degree of cause attributed to each Party.

8.5          Limitation of Liability. NEITHER PARTY SHALL BE LIABLE FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, ARISING FROM OR RELATING TO THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS SECTION 8.5 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER THIS AGREEMENT, OR THE RIGHTS OR OBLIGATIONS OF EITHER PARTY WITH RESPECT TO (A) THE INFRINGEMENT OR MISAPPROPRIATION OF THE OTHER PARTY'S INTELLECTUAL PROPERTY RIGHTS OR (B) UNAUTHORIZED USE OR DISCLOSURE OF THE OTHER PARTY'S CONFIDENTIAL INFORMATION.

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8.6          Liability Cap. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, THE TOTAL AND AGGREGATE LIABILITY OF ALLERGAN (AND ITS AFFILIATES) ARISING OUT OF, OR OTHERWISE IN CONNECTION WITH, THIS AGREEMENT (INCLUDING, FOR CLARITY, THE PHARMACOVIGILANCE AGREEMENT AND THE QUALITY AGREEMENT) (INCLUDING BREACH OF CONTRACT, TORT, INDEMNITY OR OTHERWISE) SHALL NOT EXCEED THE AGGREGATE PURCHASE PRICE RECEIVED BY ALLERGAN WITH RESPECT TO THE PRODUCT IN THE CALENDAR YEAR IN WHICH THE APPLICABLE CLAIM IS MADE.

ARTICLE IX

MISCELLANEOUS

9.1          Relationship of the Parties. Each Party shall bear its own costs incurred in the performance of its obligations hereunder without charge or expense to the other except as expressly provided in this Agreement. Neither Party shall have any responsibility for the hiring, termination or compensation of the other Party's employees or for any employee benefits of such employees. No employee or representative of a Party shall have any authority to bind or obligate the other Party to this Agreement for any sum or in any manner whatsoever, or to create or impose any contractual or other liability on the other Party without said Party's approval. For all purposes, and notwithstanding any other provision of this Agreement to the contrary, Licensee's legal relationship under this Agreement to Allergan shall be that of independent contractor. Nothing in this Agreement shall be construed to establish a relationship of co-partners or joint venturers between the Parties.

9.2          Registration and Filing of this Agreement. To the extent, if any, that either Party has reason to conclude that it is required to file or register this Agreement or a notification thereof with any Governmental Authority, including the U.S. Securities and Exchange Commission, the Competition Directorate of the Commission of the European Communities or the U.S. Federal Trade Commission, in accordance with applicable Law, such Party shall inform the other Party thereof and both Parties shall cooperate each at its own expense in such filing or notification and shall execute all documents reasonably required in connection therewith; provided, that such filing Party shall deliver a draft of the document(s), in redacted form or otherwise as such document(s) are proposed to be filed pursuant to this Section 9.2, to the other Party at least [...***...] prior to the required filing date and such filing Party shall implement any and all further redactions or modifications reasonably requested by the other Party. In such filing or registration, the Parties shall request confidential treatment of sensitive provisions of this Agreement, to the extent permitted by applicable Law. The Parties shall promptly inform each other as to the activities or inquiries of any such Governmental Authority relating to this Agreement, and shall cooperate to respond to any request for further information therefrom on a timely basis, provided, that any further document(s) provided to any such Government Authority will be subject to the requirements of this Section 9.2.

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9.3          Force Majeure. The occurrence of an event that materially interferes with the ability of a Party to perform its obligations or duties hereunder which is not within the reasonable control of the Party affected, not due to such Party's malfeasance, and which could not with the exercise of due diligence have been avoided (each, a "Force Majeure"), including an injunction, order or action by a Governmental Authority, fire, accident, labor difficulty, strike, riot, civil commotion, act of God, delay or errors by shipping companies or change in applicable Law, shall not excuse such Party from the performance of its obligations or duties under this Agreement, but shall merely suspend such performance during the continuation of Force Majeure. The Party prevented from performing its obligations or duties because of Force Majeure shall promptly notify the other Party hereto of the occurrence and particulars of such Force Majeure and shall provide the other Party, from time to time, with its best estimate of the duration of such Force Majeure and with notice of the termination thereof. The Party so affected shall use reasonable efforts to avoid or remove such causes of nonperformance. Upon termination of Force Majeure, the performance of any suspended obligation or duty shall promptly recommence.

9.4          Choice of Law. All disputes, claims or controversies arising out of, relating to or in connection with this Agreement, including any question regarding its formation, existence, validity, enforceability, performance, interpretation or termination, shall be governed by the laws of the State of New York, USA (without reference to its choice of law or conflicts of law rules).

9.5          Dispute Resolution. The provisions of Section 15.5 of the License Agreement are incorporated herein by reference.

9.6          Remedies Cumulative. The remedies set forth in this Agreement (including termination rights) are cumulative and shall not be construed to restrict or otherwise affect any other remedies that may be available under any other agreement or under applicable Law.

9.7          Assignment. This Agreement may not be assigned by either Party without the prior consent of the other Party; provided, however, that each Party shall have the right to assign its rights and obligations under this Agreement to any Third Party successor to all or substantially all of its entire business with written notice to the other Party. It is further understood and agreed that each Party may assign, or otherwise cause to be performed, its obligations under this Agreement (including obligations of confidentiality, processing and payment) to or by, as the case may be, one or more of its Affiliates. This Agreement shall be binding upon, and subject to the terms of the foregoing sentence, inure to the benefit of the Parties hereto, their successors, legal representatives and assigns.

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9.8          Notices. All demands, notices, consents, approvals, reports, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by certified or registered mail, return receipt requested, or by overnight delivery using a globally-recognized carrier, to the Parties at the following addresses or facsimile numbers:

Allergan:	Durata Therapeutics International B.V.
Barbara Strozzilaan 101
Spaces Zuida,
Amsterdam, The Netherlands
Attention: General Manager

With copy to:	Allergan plc
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
United States
Facsimile No.: [...***...]
Attention: Chief Legal Officer

Licensee:	General Counsel
Correvio International Sárl
Rue des Alpes 21
Case Postale 1674
1201 Geneva Switzerland
Facsimile No.: +41 (0) 22 907 79 71

With copy to:	General Counsel
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, BC V6J 4S7
Canada
Facsimile No.: +1 604 677 6915

or to such other address as the addressee shall have last furnished in writing in accord with this provision to the addressor. All notices shall be deemed effective upon receipt by the addressee.

9.9          Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable present or future Law, then such provision will be fully severable, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the provision or by its severance herefrom.

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9.10         Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

9.11         Interpretation. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby," and derivative or similar words refer to this entire Agreement; (d) the terms "Article," "Section" or "Exhibit" refer to the specified Article, Section or Exhibit of this Agreement; (e) the term "including" means "including without limitation"; and (f) "days" refers to calendar days. All accounting terms used but not otherwise defined herein have the meanings ascribed to such terms under the applicable accounting standards as applied to a Party. All references to "$" amounts hereunder shall be deemed to be U.S. Dollars, and all payments due hereunder shall be made in U.S. Dollars unless otherwise specified.

9.12         Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same.

9.13         Entire Agreement; Amendments. This Agreement (including the exhibits and schedules hereto) together with the Ancillary Agreements (as defined in the License Agreement) constitute the entire agreement between the Parties hereto with respect to the within subject matter and supersedes all previous agreements and understandings between the Parties, whether written or oral. This Agreement may be altered, amended or changed only by a writing making specific reference to this Agreement and signed by duly authorized representatives of Allergan and Licensee.

9.14         No License. Nothing in this Agreement shall be deemed to constitute the grant of any license or other right in either Party to or in respect of any product, patent, Trademark, Confidential Information, trade secret or other data or any other Intellectual Property of the other Party, each as defined in the License Agreement, except as expressly set forth herein.

9.15         Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of either Party hereto. No such Third Party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any Claim in respect of any debt, liability or obligation (or otherwise) against either Party hereto.

9.16         Counterparts. This Agreement may be executed in any two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

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9.17         Compliance with Law. Notwithstanding any other provision of this Agreement, neither Party shall be required to undertake any activity or obligation under this Agreement which it has a reasonable belief may violate any applicable Laws; provided, however, a Party which so believes shall promptly inform the other Party of such belief.

9.18         Forms. The Parties recognize that, during the Term, a Purchase Order, acknowledgement form or similar routine document (collectively "Forms") may be used to implement or administer provisions of this Agreement. Therefore, the Parties agree that the terms of this Agreement will prevail in the event of any conflict between this Agreement and the printed provision of such Forms, or typed provisions of Forms that add to, vary, modify or are at conflict with the provisions of this Agreement with respect to the Product sold hereunder during the Term.

9.19         Independent Contractors. It is understood that both Parties are independent contractors and are engaged in the operation of their own respective businesses. Neither Party is the agent of the other for any purpose whatsoever, and neither Party has any authority, express or implied, to enter into any contracts or assume any obligations for the other, to pledge the credit of the other or make any warranties or representations on behalf of the other, except where expressly authorized in writing to do so. Nothing in this Agreement or in the activities of either Party shall be deemed to create an agency, partnership or joint venture relationship.

9.20         Confidentiality. Each Party hereto acknowledges that the information being provided to it in connection with this Agreement and the transactions contemplated hereby is subject to Article VIII of the License Agreement, the terms of which are incorporated herein by reference.

THE BALANCE OF THIS PAGE IS LEFT BLANK INTENTIONALLY

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IN WITNESS WHEREOF, Allergan and Licensee, by their duly authorized officers, have executed this Agreement as of the date first written above.

DURATA THERAPEUTICS INTERNATIONAL B.V.		CORREVIO INTERNATIONAL SARL

By:		By:
Name:	Maurice Mulders	Name:
Title:	Director	Title:

By:		By:
Name:	Jan Peters	Name:
Title:	Director	Title:

[Signature Page to Supply Agreement]